UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2015

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	January 30, 2015	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ESTIMATED IMPROVEMENT IN RESULTS FOR 2014

This announcement is made by China Eastern Airlines Corporation Limited (the "Company") pursuant to Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rule 13.09(2)(a) and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of the board of directors of the Company (the "Board") confirm that the information contained in this announcement is true, accurate and complete, and jointly accept full responsibilities for any misrepresentations or misleading statements contained in, or material omissions from, this announcement.

I.	RESULTS ESTIMATE FOR THE PERIOD

1.	Results estimate period: 1 January 2014 to 31 December 2014

2.	Results estimate:

As a preliminary estimate made by the Company, the net profit attributable to the equity holders of the Company for the period from January to December 2014 drawn up in conformity with China Accounting Standards for Business Enterprises (CASBE) is expected to increase by 40% to 60% from the corresponding period of last year. Detailed results will be disclosed in the 2014 annual report of the Company.

3.	Financial information involved in this results estimate announcement has not been audited by the Company’s certified public accountants.

II.	RESULTS FOR THE CORRESPONDING PERIOD LAST YEAR (1 JANUARY 2013 TO 31 DECEMBER 2013)

1.	Net profit attributable to the equity holders of the Company for 2013: RMB2,376 million;

2.	Basic earnings per share of the Company for 2013: RMB0.1965.

III.	REASONS FOR THE CHANGE IN RESULTS

The estimated 40% to 60% increase in net profit attributable to the equity holders of the Company in 2014 from the corresponding period of last year was attributable to the continual enhancement in the Company’s operational capability and factors such as the decrease in the price of aviation fuel and the adjustments regarding the Company’s policies on staff benefits. For details, please see the 2014 annual report of the Company to be disclosed.

IV.	RISK ALERT

The directors of the Company hereby caution investors that the results estimate set forth above represents a preliminary estimate based on CASBE and has not been audited. Exact figures are subject to the disclosure to be made in the 2014 annual report of the Company. The Company’s shareholders and potential investors are advised to exercise caution when dealing in the securities of the Company and be mindful of risks associated with their investments.

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian

Joint Company Secretary

As at the date of this announcement, the Directors are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Li Ruoshan	(Independent non-executive Director)
Ma Weihua	(Independent non-executive Director)

Shanghai, the People’s Republic of China

30 January 2015

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